UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)
Nobel Learning Communities, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
654889104

(CUSIP Number)
Mark A. Stegemoeller
Latham & Watkins LLP
633 West Fifth Street, Suite 4000
Los Angeles, California 90071
(213) 485-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 5, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

Pages 1 of 9 Pages

SCHEDULE 13D

CUSIP No.	654889104	Page	2	of	9

1	NAME OF REPORTING PERSON Blesbok LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,582,969 shares (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

1,582,969 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,582,969 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%

14	TYPE OF REPORTING PERSON

OO
(1) The reporting person above is also the beneficial owner of 1,063,830 shares of Series D Convertible Preferred Stock which are not convertible into Common Stock.

SCHEDULE 13D

CUSIP No.	654889104	Page	3	of	9

1	NAME OF REPORTING PERSON ET Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		969,466 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

969,466 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

969,466 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

CUSIP No.	654889104	Page	4	of	9

1	NAME OF REPORTING PERSON Hampstead Associates, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		969,466 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

969,466 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

969,466 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

CUSIP No.	654889104	Page	5	of	9

1	NAME OF REPORTING PERSON Ridgeview Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		969,466 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

969,466 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

969,466 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

CUSIP No.	654889104	Page	6	of	9

1	NAME OF REPORTING PERSON Michael R. Milken

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7	SOLE VOTING POWER

NUMBER OF		33,400

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,552,435 shares (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		33,400

WITH	10	SHARED DISPOSITIVE POWER

2,552,435 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,585,835 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9%

14	TYPE OF REPORTING PERSON

IN
(1) The reporting person above is also the beneficial owner of 1,063,830 shares of Series D Convertible Preferred Stock which are not convertible into Common Stock.

SCHEDULE 13D

CUSIP No.	654889104	Page	7	of	9

1	NAME OF REPORTING PERSON Lowell J. Milken

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,552,435 shares (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

2,552,435 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,552,435 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.6%

14	TYPE OF REPORTING PERSON

IN
(1) The reporting person above is also the beneficial owner of 1,063,830 shares of Series D Convertible Preferred Stock which are not convertible into Common Stock.

          This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) relating to Nobel Learning Communities, Inc., a Delaware corporation (the “Company”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 14, 1998, as amended (as amended, the “Schedule 13D”).
          Capitalized terms used and not defined herein have the same meaning as in the Schedule 13D. Except as specifically provided herein, this Amendment No. 13 does not modify any of the information previously reported on the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
          The information in Item 3 is hereby amended and supplemented by adding the following thereto:
          On March 5, 2008, Blesbok acquired 185,000 Shares (the “Purchased Shares”) in a broker transaction for a total purchase price of $2,391,994.50 (including commissions). The funds used to buy the Purchased Shares were provided to Blesbok by its members from their personal funds.
Item 5. Interest in Securities of the Issuer.
          The information in Item 5 is hereby amended and supplemented by adding the following thereto:
          On March 5, 2008, Blesbok acquired 185,000 Shares in a broker transaction for a purchase price of $12.9297 per share (including commissions).
          After giving effect to the purchase described above, Blesbok directly holds 1,582,969 Shares, which represent approximately 15.2% of the outstanding Shares, based on 10,361,810 Shares outstanding as of February 1, 2008, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 7, 2008 (the “Outstanding Shares”). Blesbok also owns an aggregate of 1,063,830 shares of the Series D Convertible Preferred Stock, which are not convertible into Common Stock.
          Michael R. Milken and Lowell J. Milken are the managing members of Blesbok and Ridgeview, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any Shares beneficially owned or deemed to be beneficially owned by Blesbok and Ridgeview. Michael R. Milken also directly holds 33,400 Shares. As such, Michael R. Milken may be deemed to beneficially own an aggregate of 2,585,835 Shares, which represent approximately 24.9% of the Outstanding Shares, and Lowell J. Milken may be deemed to beneficially own an aggregate of 2,552,435 Shares, representing approximately 24.6% of the Outstanding Shares.
          Except as described in this Amendment No. 13, the Reporting Persons have not effected transactions in the Common Stock of the Company during the past 60 days. No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by the Schedule 13D.
Item 7. Material Exhibits to be Filed.
          Exhibit 1    Joint Filer Agreement (incorporated by reference to Exhibit 1 to the Amendment No. 10 to Schedule 13D)
[Signature Page Follows]

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SIGNATURES
          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: March 6, 2008	BLESBOK LLC,
a Delaware limited liability company

/s/ Stanley E. Maron
By: Stanley E. Maron
Its: Secretary

Dated: March 6, 2008	ET HOLDINGS, L.L.C.,
a Delaware limited liability company

/s/ Stanley E. Maron
By: Stanley E. Maron
Its: Secretary

Dated: March 6, 2008	HAMPSTEAD ASSOCIATES, L.L.C.,
a Delaware limited liability company

By: RIDGEVIEW ASSOCIATES, LLC, a California limited liability company Its: Manager

/s/ Michael R. Milken
By: Michael R. Milken
Its: Manager

Dated: March 6, 2008	RIDGEVIEW ASSOCIATES, LLC,
a California limited liability company

/s/ Michael R. Milken
By: Michael R. Milken
Its: Manager

Dated: March 6, 2008
/s/ Michael R. Milken
Michael R. Milken,
an individual

Dated: March 6, 2008
/s/ Lowell J. Milken
Lowell J. Milken,
an individual

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